UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK ($5.00 PAR VALUE)
(Title of Class of Securities)

680194107
(CUSIP Number)

DATE OF EVENT REQUIRING FILING OF THIS STATEMENT: DECEMBER 31, 2002

Check  the  following  box if a fee is  being  paid  with  this
statement       .  (A fee is not required only  if  the  filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












SEC 1745 (10-88)

Page 1 of 5 Pages

CUSIP No. 680194107 13G

1. Name of Reporting Person
S.S. Or I.R.S. Identification No. of Above Person

OLD POINT TRUST & FINANCIAL SERVICES, N.A.

2. Check The Appropriate Box If A Member of A Group*

(a)
(b)

3. SEC Use Only

4. Citizenship Or Place Of Organization

Number  Of  Shares Beneficially Owned By Each Reporting  Person
With:

5. Sole Voting Power

470,349   (a/o 12/31/02)

6. Shared Voting Power

-0-

7. Sole Dispositive Power

460,354   (a/o 12/31/02)

8. Shared Dispositive Power

8,807    (a/o 12/31/02)

9. Aggregate Amount Beneficially Owned By Each Reporting Person

640,177   (includes shares for which reporting  person  has  no
voting or disposition power)

10.  Check  Box  If  The Aggregate Amount In Row  (9)  Excludes
Certain Shares*

11. Percent of Class Represented By Amount In Row 9

16.2%

Page 2 of 5 Pages

12. Type Of Reporting Person*
BK

Item 1 (a) Name of Issuer:

OLD POINT FINANCIAL CORPORATION

Item 1 (b) Address of Issuer's Principal Executive Offices:

1 WEST MELLEN STREET
HAMPTON, VIRGINIA   23663

Item 2 (a) Name of Person Filing:

OLD POINT TRUST & FINANCIAL SERVICES, N.A.

Item  2  (b) Address of Principal Business Office or, if  none,
Residence:

11780 JEFFERSON AVENUE SUITE D / PO BOX 6270
NEWPORT NEWS, VIRGINIA   23606

Item 2 (c) Citizenship:
A  TRUST COMPANY ORGANIZED AND EXISTING UNDER THE LAWS  OF  THE
UNITED STATES OF AMERICA

Item 2 (d) Title of Class of Securities:

COMMON STOCK, $5.00 PAR VALUE

Item 2 (e) CUSIP Number:

680194107

Item 3 Type of Person:  (see instructions)

BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT

Item 4 Ownership

(a) Amount Beneficially Owned
640,177 (includes shares for which reporting person has no voting or disposition power)

(b) Percent of Class
16.2%

Page 3 of 5 Pages

(c) Number of Shares as to which such person has:

(i) sole power to vote or direct the vote:
470,349 BUT AS TO WHICH, AS A MATTER OF VIRGINIA LAW, CANNOT BE
VOTED  UNLESS A CO-FIDUCIARY IS APPOINTED FOR THE SOLE  PURPOSE
OF VOTING SUCH SHARES

(ii) shared power to vote or to direct the vote:

-0-

(iii) sole power to dispose or to direct the disposition of:

460,354

(iv) shared power to dispose or to direct the disposition of:

8,807

Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item  6.  Ownership  of  More Than Five Percent  on  Behalf  of
Another Person.

ALL OF THE SECURITIES REPORTED ON THIS SCHEDULE 13G ARE HELD BY OLD POINT TRUST & FINANCIAL SERVICES, N.A., AS TRUSTEE OF VARIOUS TRUST ACCOUNTS. NO SINGLE TRUST ACCOUNT HOLDS MORE THAN 5% OF THE OUTSTANDING SHARES OF OLD POINT FINANCIAL CORPORATION.

Item  7.  Identification and Classification Of  the  Subsidiary
Which  Acquired the Security Being Reported On  By  the  Parent
Holding Company.

NOT APPLICABLE

Item  8.  Identification and Classification of Members  of  the
Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE



Page 4 of 5 Pages

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 24, 2003
Date


OLD POINT TRUST & FINANCIAL SERVICES, N.A.


 ____________________________________________________________
/s/Eugene M. Jordan, II, President & CEO























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